Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2014 (1)	2013 (1)

Net income (loss)	$228	$(2)
Equity in earnings of unconsolidated affiliates, net of distributions	(6)	(65)
Income taxes	139	313
Capitalized interest	—	(1)
	361	245

Fixed charges, as defined:

Interest	105	118
Capitalized interest	—	1
Interest component of rentals charged to operating expense	2	5
Total fixed charges	107	124

Earnings, as defined	$468	$369

Ratio of earnings to fixed charges	4.37	2.98
         ___________

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2014 and 2013 is interest income of $12 million and $3 million, respectively, which is included in income tax expense.